SEASONS SERIES TRUST SUNAMERICA SERIES TRUST

(collectively, the “Trusts”)

Attorney Professional Conduct Policy

Introduction

Pursuant to Section 307 of the Sarbanes-Oxley Act of 2002, the U.S. Securities and Exchange Commission (the “SEC”) has adopted Part 205 of the Code of Federal Regulations (“Part 205”), which imposes standards of professional conduct for attorneys appearing and practicing before the SEC in the representation of an issuer. The professional responsibilities imposed by Part 205 are in addition to the attorney’s professional responsibilities under state ethics rules and any other applicable laws.

The Trusts are adopting the following policy (“Professional Conduct Policy” or “Policy”) to help ensure compliance with the letter and spirit of Part 205. All attorneys employed by the investment adviser or a parent company of the investment adviser of the Trusts who work as lawyers “appearing and practicing before the SEC” in the representation of the Trusts are required to comply with this Policy. The phrase “appearing and practicing before the SEC” includes:

·	Transacting business with the SEC, including communications with the SEC in any form (oral or written);

·	Representing a Trust, a person or a company in an SEC administrative proceeding or in connection with an SEC investigation, inquiry, information request or subpoena;
·

Providing advice in respect of the U.S. securities laws or the SEC’s rules and regulations regarding any document that the attorney has notice will be filed with the SEC, either directly or by incorporation into another document; or

·	Advising a company or an officer or representative of a Trust as to whether information or a statement, opinion or other writing is required to be filed with or submitted to the SEC.

Classification of Attorneys

The Chief Legal Officer (the “CLO”) of the Trusts is Kate Fuentes. The obligations of attorneys under this Policy and Rule 205 vary depending on whether or not an attorney is a “subordinate attorney.” The classification is matter-specific and may change depending on the matter on which the attorney is working. All attorneys should consider their classification when working on a matter in order to determine their reporting obligations under this Policy.

Any attorney who works on a matter under the direction or supervision of another attorney (other than the CLO) is, for purposes of issues arising in the course of that matter, for the purposes of this Policy, a “subordinate attorney.” Any attorney, even a senior attorney who supervises or directs others, may be considered a subordinate attorney for the purposes of this Policy if he or she is supervised by another attorney (other than the CLO) on a matter.

A subordinate attorney may have more than one directing or supervising attorney, e.g., a supervisory attorney on a given matter and that attorney’s regular supervisor. Any attorney who works on a matter either independently or under the direction or supervision of the CLO is, for purposes of issues arising in the course of that matter, not a subordinate attorney. Any attorney, even a junior attorney who ordinarily works under the direction or supervision of another attorney, is not a subordinate attorney for purposes of a matter if he or she is directed or supervised by the CLO on that matter.

Reporting Obligations of Subordinate Attorneys

If any subordinate attorney becomes aware (as a result of receiving a report from another subordinate attorney or otherwise) of evidence that a “material violation” of law by a Trust or by any of its officers, directors or agents may have occurred, may be occurring or may be about to occur, then such subordinate attorney is required promptly to notify the supervising attorney on the matter or his or her regular supervisor, whoever has the most knowledge about the matter. This report need not be written or conform to any particular format.

Under Part 205, “material violation” means: a material violation of U.S. federal or state laws; a material breach of fiduciary duty under U.S. federal or state law; or a similar material violation of U.S. federal or state law. Part 205 does not require reports of violations of foreign laws. The word “material” is not defined in Part 205. The SEC has indicated that the well-established meaning under the federal securities laws is intended to apply. Under the leading court decisions, information is “material” when there is a substantial likelihood that it would be viewed by a reasonable investor as significantly altering the “total mix” of information available.

Making this report fully satisfies a subordinate attorney’s obligations under this Policy and under Part 205. The subordinate attorney is not required to await any response or, if any response is given, to assess whether it is appropriate.

If for any reason the subordinate attorney feels uncomfortable reporting to the relevant supervising attorney or his or her regular supervisor, as applicable, or after reporting the matter to the applicable attorney, still has concerns, the subordinate attorney is always free to report to the CLO.

Reporting Obligations of Those Who Are Not Subordinate Attorneys

If any non-subordinate attorney (i.e., an attorney who is working either independently or under the direction or supervision of the CLO) becomes aware (as a result of receiving a report from a subordinate attorney or otherwise) of evidence that a “material violation” of law by a Trust or by any of its officers, directors or agents may have occurred, may be occurring or may be about to occur, then such non-subordinate attorney is required promptly to notify the CLO, or to both the CLO and the chief executive officer of the applicable Trust (the “CEO”). If the non-subordinate attorney reasonably believes that it would be futile to report to the CLO or to the CLO and the CEO, such attorney may instead make the report directly to the audit committee of the Trust’s independent board of directors/trustees (the “Audit Committee”). This report need not be written or conform to any particular format.

The non-subordinate attorney must then await and assess the Trust’s response to the report, which will be related by the CLO, to determine whether the response is “appropriate.” For a response to be “appropriate,” the non-subordinate attorney must reasonably believe (i.e., based upon reliable factual representations and reasonable legal determinations) that:

·	No “material violation” has occurred, is ongoing or is about to occur; or

·	The Trust has adopted appropriate measures to remedy a past or existing violation or to avoid a future violation; or
·

The Trust, with the consent of the Audit Committee , has retained and directed counsel to review the reported “material violation” and either: (i) has substantially implemented any remedial recommendations made by such counsel after a reasonable investigation and evaluation of the reported violation; or (ii) has been advised that such counsel may assert a “colorable defense” in any investigation or proceeding related to the reported violation.

If the non-subordinate attorney does not receive an “appropriate response” to the report within a reasonable time, the attorney is required to report such evidence further “up the ladder” to the Audit Committee of the applicable Trust. If the attorney does not believe he or she has received an “appropriate response” from the Audit Committee, then the attorney is required to explain his or her reasons to the CLO, CEO and the Audit Committee.

Documentation of Reports

Neither this Policy nor Part 205 requires any report or response to be documented or to be made in any particular format.

Other Obligations

Any attorney subject to this Policy who directs or supervises another attorney shall make reasonable efforts to ensure that attorneys whom he or she supervises comply with this Policy. All attorneys to whom another attorney makes a report under this Policy are required to treat the report as a serious matter and to carefully consider and fully discuss such matter with the reporting attorney.

Prohibition on Retaliation or Retribution

The Trusts strictly forbid any retaliation, retribution or other adverse action against an attorney who makes a report required or permitted by this Policy or by Part 205.

Sanctions and Discipline

Violations of the reporting regulations subject attorneys to civil penalties and remedies under the disciplinary authority of the SEC. An administrative disciplinary proceeding initiated by the SEC for violation of this part may result in an attorney being censured, or being temporarily or permanently denied the privilege of appearing or practicing before the SEC.